FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a—16 or 15d—16 of

the Securities Exchange Act of 1934

For the month of July, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F). Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
Date:	July 23, 2004	By:	/s/ P A STAFFORD
		Name:	P A Stafford
		Title:	Assistant Group Secretary

The following is the text of an advertisement which is to be published in the press in Malta on 24 July 2004 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly-held subsidiary of HSBC Holdings plc.

HSBC Bank Malta p.l.c.

Half-Yearly Results for 2004

Review of Performance

The published figures, which are in compliance with International Accounting Standard 34 Interim Financial Reporting, have been extracted from HSBC Bank Malta p.l.c.’s unaudited group management accounts for the six months ended 30 June 2004. These figures, which have been drawn up according to the accounting policies used in the preparation of the annual audited accounts, are being published in terms of chapters 8 and 9 of the Listing Rules of the Listing Authority – Malta Financial Services Authority.

HSBC Bank Malta p.l.c. and its subsidiaries recorded a profit before tax of Lm19.9 million for the six months ended 30 June 2004. This represents an increase of 56.5 per cent over the Lm12.7 million earned during the same period in 2003. Earnings per share for the six months ended 30 June 2004 increased to 36.2 cents compared to 23.2 cents for the first six months of 2003.

•	Profit attributable to shareholders is Lm13.2 million, an increase of 56.3 per cent over the Lm8.5 million earned during the same period in 2003.

•	Net interest income, up by 10.4 per cent over prior year to Lm19.0 million.

•	Non-interest income levels grew by 15.5 per cent, contributing Lm10.8 million to total operating income.

•	Administrative expenses increased by 5.0 per cent, influenced by higher indirect taxes, new local regulatory fees, early voluntary retirement benefits and increased use of Group systems and processes. The cost to income ratio improved from 50.8 per cent to 47.8 per cent.

•	The net release in impairment provisions totalled Lm4.4 million. New specific provisions of Lm1.9 million were raised and bad debt write-offs of Lm2.1 million were effected. An overall improvement in the credit quality of the lending book reduced non-performing loans from Lm107.8 million to Lm90.5 million. This contributed towards the release of Lm8.6 million in specific provisions.

•	Customer deposits of Lm1,303.6 million at 30 June 2004 compared with Lm1,267.4 million at 31 December 2003. Collective investment schemes managed by the group grew by Lm11.6 million during the period.

•	Loans and advances to customers were Lm948.7 million at 30 June 2004 – up Lm26.2 million or 2.8 per cent over 31 December 2003.

•	Total assets of Lm1.59 billion at 30 June 2004 compared with Lm1.54 billion at 31 December 2003.

Martin Wilkins, Director and Chief Operating Officer of HSBC Bank Malta p.l.c., said: “Our results for the first six months are very encouraging. We are pleased to see solid growth in operating income lines and further improvement in our commercial loan book.

“We hope to see continued economic recovery, both locally and in the wider international markets which drive our business and income growth.

“Our focus for the second half of 2004 is to continue to improve the high quality of service we provide to our customers and to grow our core lines of business. This means allocating resources to those areas that offer the greatest opportunities for growth while developing our expense discipline and risk management.

“The Board has recommended a gross interim dividend of 19.4 cents per share and additionally a special dividend of 35.4 cents per share, giving a total gross interim dividend of 54.8 cents per share. This will be payable to shareholders who are on the Company’s register of shareholders as at 31 July 2004. The special dividend to shareholders marks the fifth anniversary of HSBC Bank Malta p.l.c. and the payment of Lm8.4 million that this represents is covered from current year earnings.

“We would like to thank our customers for their support during the first six months of this year and our staff for their continued high level of commitment to customer service, which is reflected in these results.”

HSBC Bank Malta, a member of the HSBC Group, has more than 1,550 staff and 60 offices. With over 9,500 offices in 79 countries and territories and assets of US$1,034 billion at 31 December 2003, the HSBC Group is one of the world’s largest banking and financial services organisations. More information about HSBC Bank Malta and its products and services can be found on our website at hsbc.com.mt.

Profit and Loss Account for the period 1Jan04 to 30Jun04

Group	Bank
6 mths to 30/6/04 Lm000	6 mths to 30/6/03 Lm000	6 mths to 30/6/04 Lm000	6 mths to 30/6/03 Lm000
Interest receivable and similar income – on loans and advances, balances with Central Bank of Malta and Treasury Bills	27,770	30,403	26,004	28,350
– on debt and other fixed income instruments	5,081	5,689	5,785	6,284
Interest payable	(13,857)	(18,892)	(13,952)	(18,840)
Net interest income	18,994	17,200	17,837	15,794
Fees and commissions receivable	5,491	5,233	4,306	4,388
Fees and commissions payable	(319)	(291)	(279)	(273)
Dividend income	42	68	2,042	68
Trading profits	2,968	2,861	2,974	2,847
Net gains/(losses) on disposal of non-trading financial instruments	1,749	(4)	1,018	8
Other operating income	907	1,516	56	8
Operating income	29,832	26,583	27,954	22,840
Administrative expenses	(12,873)	(12,256)	(12,518)	(11,915)
Depreciation	(1,377)	(1,251)	(1,345)	(1,217)
Amortisation of goodwill	(145)	(145)	(103)	(103)
Operating profit before provisions for impairments, contingent liabilities and other charges	15,437	12,931	13,988	9,605
Net release/(charge) for impairment provisions	4,432	(163)	4,431	(402)
Net release/(charge)for contingent liabilities and other charges	36	(50)	36	(50)
Profit on ordinary activities before tax	19,905	12,718	18,455	9,153
Tax on profit on ordinary activities	(6,694)	(4,264)	(6,484)	(3,074)
Profit for the financial period attributable to shareholders	13,211	8,454	11,971	6,079
Earnings per share	36.2	c	23.2	c	32.8	c	16.7	c

Balance Sheet at 30Jun04

	Group		Bank
	30/6/04 Lm000	31/12/03 Lm000	30/6/04 Lm000	31/12/03 Lm000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	144,114	133,574	144,047	133,512
Cheques in course of collection	5,958	5,637	5,958	5,637
Financial assets held for trading	1,849	2,444	1,849	2,444
Investments	246,745	235,059	270,895	256,191
Loans and advances to banks	126,206	130,700	175,028	187,945
Loans and advances to customers	948,685	922,526	848,719	813,101
Shares in subsidiary companies	—	—	41,817	41,602
Intangible fixed assets	194	339	86	189
Tangible fixed assets	30,955	31,934	30,839	31,797
Net deferred tax	—	1,607	—	2,195
Other assets	67,961	59,102	1,231	1,246
Prepayments and accrued income	16,905	16,062	15,384	15,432
Total assets	1,589,572	1,538,984	1,535,853	1,491,291
Liabilities
Financial liabilities held for trading	4,965	8,611	4,965	8,611
Amounts owed to banks	34,814	32,367	34,814	32,368
Amounts owed to customers	1,303,640	1,267,378	1,311,295	1,271,058
Debt securities in issue	12	12	—	—
Net deferred tax	1,341	—	288	—
Other liabilities	69,478	62,080	10,099	11,032
Accruals and deferred income	13,738	15,676	13,420	15,419
Provisions for liabilities and other charges	4,147	1,698	3,977	1,746
Subordinated liabilities	20,000	20,000	20,000	20,000
	1,452,135	1,407,822	1,398,858	1,360,234
Shareholders’funds Called up share capital	9,120	9,120	9,120	9,120
Revaluation reserves	9,875	10,978	31,869	32,069
Other reserve	4,242	4,242	4,242	4,242
Profit and loss account	101,206	100,989	78,770	79,793
Dividend reserve	12,994	5,833	12,994	5,833
	137,437	131,162	136,995	131,057
Total liabilities	1,589,572	1,538,984	1,535,853	1,491,291
Memorandum items Contingent liabilities	46,806	38,818	47,226	39,238
Commitments	320,159	297,631	328,104	315,397

The financial statements were approved by the Board of Directors on 22 July 2004 and signed on its behalf by:

Albert Mizzi, Chairman	Martin Wilkins, Director and Chief Operating Officer

Statement of Changes in Equity for the period 1Jan04 to 30Jun04

	Group
	Share capital Lm000	Revaluation reserves Lm000	Other reserve Lm000	Profit and loss account Lm000	Dividend reserve Lm000	Total Lm000
At 1 Jan03	9,120	7,933	4,242	92,572	3,130	116,997
Net fair value adjustments on investments not recognised in the profit and loss account	—	1,869	—	—	—	1,869
Profit attributable to shareholders	—	—	—	8,454	—	8,454
Dividend paid	—	—	—	—	(3,130)	(3,130)
Interim dividend	—	—	—	(2,561)	2,561	—
At 30 Jun03	9,120	9,802	4,242	98,465	2,561	124,190
At 1 Jan04	9,120	10,978	4,242	100,989	5,833	131,162
Net fair value adjustments on investments not recognised in the profit and loss account	—	453	—	—	—	453
Release of net gains on available-for-sale assets transferred to the profit and loss account on disposal	—	(1,556)	—	—	—	(1,556)
Profit attributable to shareholders	—	—	—	13,211	—	13,211
Dividend paid	—	—	—	—	(5,833)	(5,833)
Interim dividends	—	—	—	(12,994)	12,994	—
At 30 Jun04	9,120	9,875	4,242	101,206	12,994	137,437

	Bank
	Share Capital Lm000	Revaluation reserves Lm000	Other reserve Lm000	Profit and loss account Lm000	Dividend reserve Lm000	Total Lm000
At 1 Jan03	9,120	24,939	4,242	75,392	3,130	116,823
Net fair value adjustments on investments not recognised in the profit and loss account	—	3,585	—	—	—	3,585
Profit attributable to shareholders	—	—	—	6,079	—	6,079
Dividend paid	—	—	—	—	(3,130)	(3,130)
Interim dividend	—	—	—	(2,561)	2,561	—
At 30 Jun03	9,120	28,524	4,242	78,910	2,561	123,357
At 1 Jan04	9,120	32,069	4,242	79,793	5,833	131,057
Net fair value adjustments on investments not recognised in the profit and loss account	—	662	—	—	—	662
Release of net gains on available-for-sale assets transferred to the profit and loss account on disposal	—	(862)	—	—	—	(862)
Profit attributable to shareholders	—	—	—	11,971	—	11,971
Dividend paid	—	—	—	—	(5,833)	(5,833)
Interim dividends	—	—	—	(12,994)	12,994	—
At 30 Jun04	9,120	31,869	4,242	78,770	12,994	136,995

Cash Flow Statement for the period 1Jan04 to 30Jun04

	Group		Bank
	6 mths to 30/6/04 Lm000	6 mths to 30/6/03 Lm000	6 mths to 30/6/04 Lm000	6 mths to 30/6/03 Lm000
Cash flows from operating activities
Interest and commission receipts	35,024	38,908	31,331	35,936
Interest and commission payments	(15,160)	(19,557)	(15,148)	(19,467)
Payments to employees and suppliers	(13,924)	(12,719)	(13,696)	(12,364)
Operating profit before changes in operating assets/ liabilities	5,940	6,632	2,487	4,105
(Increase)/decrease in operating assets:
Trading instruments	(181)	91	(181)	91
Reserve deposits with Central Bank of Malta	(964)	9,425	(968)	9,414
Loans and advances to banks	2,128	12,140	3,405	8,991
Loans and advances to customers	(21,728)	(10,494)	(31,187)	(19,384)
Treasury Bills with contractual maturity of over three months	(7,951)	43,028	(7,952)	43,028
Cheques in course of collection	(321)	(656)	(321)	(656)
Other receivables	(8,641)	(10,397)	15	(423)
Increase/(decrease) in operating liabilities:
Amounts owed to banks	5,769	(22,594)	5,768	(23,147)
Amounts owed to customers	29,264	(930)	33,239	4,614
Other payables	7,398	9,996	(933)	910
Net cash from operating activities before income tax	10,713	36,241	3,372	27,543
Tax paid	(1,298)	(353)	(1,072)	(152)
Net cash from operating activities	9,415	35,888	2,300	27,391
Cash flows from investing activities
Dividends received	28	68	1,328	68
Interest received from available-for-sale debt and other fixed income instruments	2,625	2,415	2,625	2,415
Interest received from held-to-maturity debt and other fixed income instruments	3,344	2,519	4,703	3,697
Proceeds on disposal of available-for-sale instruments	10,640	324	5,126	324
Proceeds on maturity /disposal of held-to-maturity debt and other fixed income instruments	35,630	40,553	35,630	38,679
Proceeds on disposal of tangible fixed assets	17	3	17	3
Purchase of available-for-sale instruments	(2,793)	(519)	—	(10)
Purchase of held-to-maturity debt and other fixed income instruments	(51,298)	(29,895)	(51,298)	(29,895)
Purchase of tangible fixed assets	(429)	(1,878)	(407)	(1,846)
Net cash (used in)/from investing activities	(2,236)	13,590	(2,276)	13,435
Cash flows from financing activities
Dividends paid	(5,833)	(3,130)	(5,833)	(3,130)
Cash used in financing activities	(5,833)	(3,130)	(5,833)	(3,130)
Increase/(decrease) in cash and cash equivalents	1,346	46,348	(5,809)	37,696
Effect of exchange rate changes on cash and cash equivalents	758	(2,790)	541	(2,738)
Net increase/ (decrease) in cash and cash equivalents	588	49,138	(6,350)	40,434
	1,346	46,348	(5,809)	37,696
Cash and cash equivalents at beginning of period	108,019	127,156	165,217	203,965
Cash and cash equivalents at end of period	109,365	173,504	159,408	241,661

Segmental Information

a Class of business

	Commercial banking		Investment banking		Other companies		Group total
	6 months to 30/6/04 Lm000	6 months to 30/6/03 Lm000	6 months to 30/6/04 Lm000	6 months to 30/6/03 Lm000	6 months to 30/6/04 Lm000	6 months to 30/6/03 Lm000	6 months to 30/6/04 Lm000	6 months to 30/6/03 Lm000
Profit before tax Segment operating income	27,117	24,291	1,869	813	846	1,479	29,832	26,583
Common costs							(9,927)	(13,865)
Profit on ordinary activities before tax							19,905	12,718

	30/6/04 Lm000	30/6/03 Lm000	30/6/04 Lm000	30/6/03 Lm000	30/6/04 Lm000	30/6/03 Lm000	30/6/04 Lm000	30/6/03 Lm000
Assets
Segment total assets	1,515,169	1,488,448	1,498	7,069	72,905	51,851	1,589,572	1,547,368
Average total assets	1,492,843	1,505,889	4,280	6,988	67,155	45,974	1,564,278	1,558,851
Net assets	125,931	114,612	6,596	5,486	4,910	4,092	137,437	124,190

b Geographical segments

The group’s activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.

HSBC Bank Malta p.l.c. is licensed as a credit institution and provider of investment services by the Malta Financial Services Authority.

Registered Office: 233, Republic Street, Valletta VLT 05, Malta. Telephone:

(00356) 2597 0000

Company Registration Number: C3177